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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                August 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,137,504*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    30.69%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to October 14, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock. According to Incomnet's Form 10-Q filed August 14, 1998, if the Preferred Shares were converted in June, 1998, they would have converted into 8,459,970 shares of Incomnet common stock. See Items 4 and 5 concerning the Preferred Shares.

                                                               -----------------
                                                               Page 3 of 5 Pages
                                                               -----------------

This Statement is the ninth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 9 have the meanings given to them in the Statement.

Item 4. Purpose of Transaction.

        On August 21, 1998, Mr. Casey was told that the Board of Directors of Incomnet approved a term sheet containing the material terms of a proposed change of board control arrangement with Mr. Casey (the "Proposed Change of Board Control Arrangement"). THE FOLLOWING DESCRIPTION OF THE PROPOSED CHANGE OF BOARD CONTROL ARRANGEMENT IS SUBJECT IN ITS ENTIRETY TO THE PROVISIONS OF THE TERM SHEET WHICH IS ATTACHED AS EXHIBIT 1 TO THIS SCHEDULE 13D. The terms set forth in the Proposed Change of Board Control Arrangement are intended to form the basis of a definitive agreement (the "Definitive Change of Board Control Agreement").

        The closing of a Definitive Change of Control Agreement will be subject to a number of conditions. One of the conditions to such a closing will be resolution of the recent joint demands presented by WorldCom Network Services, Inc. ("WorldCom"), NTC's primary long distance carrier on its own behalf and on behalf of First Bank & Trust of Newport Beach ("First Bank"), NTC's secured creditor, concerning NTC's default in its payment obligations to WorldCom and First Bank (collectively the "Secured Creditors"). According to documents filed by Incomnet with the Securities and Exchange Commission ("Incomnet's SEC Filings"), NTC and WorldCom are parties to a carrier contract which extends through February, 2003 (the "WorldCom Contract") under which NTC has contracted to purchase a designated volume of telephone time. As of February, 1996, WorldCom was given a security interest in NTC's customer base, customer list and contract rights associated with providing services to the customer base to secure NTC's payment obligations under the WorldCom Contract. In early 1998, NTC defaulted on its payment obligations for services provided under the WorldCom Contract. WorldCom had agreed to extend credit to NTC pending the proposed sale of NTC which was terminated in July, 1998. Since the termination of the proposed sale of NTC, NTC has been in negotiations with WorldCom concerning the pending defaults. Also according to Incomnet's SEC Filings, NTC and First Bank are parties to a business loan agreement under which First Bank was owed approximately $8.1 million as of June 30, 1998 (the "First Bank Loan"). The First Bank Loan is secured by NTC's accounts receivable and certain other assets. NTC is currently in default under the First Bank Loan.

        The current demands by the Secured Creditors include, among other things, that (i) substantial payment be immediately made to the Secured Creditors, (ii) Mr. Casey make various personal financial commitments guaranteeing the obligations of NTC to the Secured Creditors, and (iii) new management be installed at NTC that is acceptable to a consultant of the Secured Creditors. Mr. Casey is unwilling to agree to the demands of WorldCom and First Bank as currently presented (and he is not obligated by the Proposed Change of Board Control Arrangements to meet such demands). The recent demands were a follow-on to WorldCom's recent notice to NTC that, unless NTC and WorldCom could reach a satisfactory resolution of NTC's default under the WorldCom Contract, WorldCom would disconnect NTC's telecommunications services as of August 28, 1998.

        Mr. Casey anticipates that meetings will be scheduled with WorldCom next week at which he will attempt to reach an understanding with WorldCom as to its requirements concerning NTC's payment obligations and related matters. No assurances can be given that: (i) Mr. Casey will be successful in reaching an understanding with the Secured Creditors as to their demands; (ii) the Proposed Change of Board Control Arrangement will ultimately result in a definitive agreement; (iii) any Definitive Change of Board Control Agreement will be reached on the same terms as set forth in the Proposed Change of Board Control Arrangement; or (iv) the transactions contemplated in the Proposed Change of Board Control Arrangement will be consummated.

        The Proposed Change of Board Control Arrangement contemplates the resignation of all but one of the current directors of Incomnet and the appointment of a four-person board consisting of Mr. Casey, two designees of Mr. Casey and Mr. Howard Silverman, who is a member of the current Incomnet board.

        The Proposed Change of Board Control Arrangement also contemplates a modification of Mr. Casey's previously announced intention to offer securities issuable upon exercise of his option on preferred shares (the "Optioned Securities"). Under the Proposed Change of Board Control Arrangement, Mr. Casey will be obligated to exercise the Option prior to its scheduled expiration. The Proposed Change of Board Control Arrangement further contemplates that Incomnet, if it is financially and legally able to do so, will be obligated to purchase the Optioned Securities within one year following the exercise of the Optioned Securities (the "Redemption Period") at a purchase price representing no actual profit to Mr. Casey. If Incomnet is unable to purchase the Optioned Securities during the Redemption Period, Mr. Casey will be obligated to proceed to offer the common stock underlying the Optioned Securities on a pro rata basis to shareholders of record as of a date to be determined in the future. Such common stock will be offered at a per share price representing no actual profit to Mr. Casey.

        The Proposed Change of Board Control Arrangement also contemplates that upon closing the Definitive Change of Board Control Agreement, Mr. Casey will be

                                                               -----------------
                                                               Page 4 of 5 Pages
                                                               -----------------


obligated to use commercially reasonable efforts to obtain new financing from third parties for Incomnet. No assurances can be given that Mr. Casey will be successful in obtaining new financing for Incomnet.

        Various other conditions to completing transactions contemplated under the Definitive Change of Board Control Agreement include the execution of the Definitive Change of Board Control Agreement, settlement of the securities class action lawsuit against Incomnet, and submission of an information statement to all shareholders under Section 14(f) of the Act which, among other things, will provide information about each of the new board members who will take office following the proposed change of board control. It is anticipated that the parties will need at least two weeks following signing the Definitive Change of Board Control Agreement to satisfy the conditions to be set forth in that agreement.

        If the transactions contemplated under the Definitive Change of Board Control Agreement are completed, Mr. Casey currently anticipates that Incomnet will hold a shareholders meeting within the next few months to (among other things) elect directors and approve an increase in the number of authorized common shares of Incomnet.

        Item 5.  Interest In Securities of the Issuer.

        (a) Mr. Casey is the beneficial owner of 6,137,504 shares of common stock and may also be deemed to be the beneficial owner of common stock issuable on conversion of the 1,598.211 Preferred Shares by reason of his right to acquire the Preferred Shares on the exercise of the Option.

        According to Incomnet's Form 10-Q filed August 14, 1998, if Incomnet had sufficient authorized but unissued common stock in June, 1998, to effect the conversion of the tendered preferred shares, the 1,598.211 Preferred Shares would have been converted into 8,459,970 shares of common stock. If Mr. Casey were to exercise the Option and convert the Preferred Shares (assuming sufficient authorized stock were available) Mr. Casey would own 14,597,474 shares of common stock or approximately 47% of the estimated 31,387,806 shares of common stock that would be outstanding at such time. The future estimate of 31,387,806 shares outstanding assumes that in addition to the 20 million common shares currently outstanding: (i) a conversion of the 1,598.211 Preferred Shares by Mr. Casey; (ii) the issuance of 1,568,571 of the To-Be-Issued Common to holders of Series A and Series B preferred stock who currently have not rescinded their attempted conversions in June, 1998 and (iii) and the conversion into 1,359,265 shares of common stock of 243.59 shares of Preferred Stock that were also tendered for conversion on June 10-11, 1998 (but not converted due to the unavailability of authorized but unissued shares of common stock) and which are currently held by persons who are not a party to the Option. The above estimated percentage and number of shares of common stock that would be owned Mr. Casey also assumes that Mr. Casey would be able to convert the Preferred Shares at the price per share in effect when the holders of the Preferred Shares attempted to convert on June 10-11, 1998. See also, Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Proposed Change of Board Control Arrangement dated August 21, 1998.

                                                               -----------------
                                                               Page 5 of 5 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  August 21, 1998              ------------------------------------------
                                    John P. Casey